INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 20, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the First Trust Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neil of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on January 12, 2026, regarding Post-Effective Amendment No. 476 to the Registrant’s Form N-1A registration statement filed on November 28, 2025 (the “Registration Statement”), with respect to the First Trust Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Commission at least five days prior to the Registration Statement becoming effective.

Response: The Fund’s completed fees and expenses table and expense example, which will be included in the Amendment, are disclosed in Appendix A.

Principal Investment Strategies

2.	The “General” subsection of the Fund’s principal investment strategies states that the Fund may “[i]nvest a significant portion of its assets in the securities of companies in the same sector of the market”. Please consider specifying particular sector(s) that the Fund may invest in and add corresponding risk disclosure for each sector under the Fund’s Principal Risks of Investing section.

Response: The Fund has not identified any particular sectors it will be invested in at this time.

Principal Risks of Investing

3.	The Fund’s Principal Risks of Investing section includes “Foreign investment risk” disclosure. Please consider adding a reference to European Depositary Receipts (“EDRs”) to the risk disclosure.

Response: The Registrant has revised the “Foreign investment risk” disclosure as follows:

Foreign investment risk. The prices of foreign securities may be more volatile than the prices of securities of U.S. issuers because of economic and social conditions abroad, political developments, and changes in the regulatory environments of foreign countries. Changes in exchange rates and interest rates, and the imposition of sanctions, confiscations, trade restrictions (including tariffs) and other government restrictions by the United States and/or other governments may adversely affect the values of the Fund’s foreign investments. Foreign companies are generally subject to different legal and accounting standards than U.S. companies, and foreign financial intermediaries may be subject to less supervision and regulation than U.S. financial firms. Foreign securities include ADRs, EDRs and GDRs. Unsponsored ADRs, EDRs and GDRs are organized independently and without the cooperation of the foreign issuer of the underlying securities, and involve additional risks because U.S. reporting requirements do not apply. In addition, the issuing bank may deduct shareholder distribution, custody, foreign currency exchange, and other fees from the payment of dividends.

4.	The Fund’s Principal Risks of Investing section includes “Collateral prepayment risk” and “Prepayment or call risk” disclosures. Please consider combining the disclosures.

Response: The Registrant has removed the “Collateral prepayment risk” disclosure.

Performance

5.	Please provide the completed Calendar-Year Total Return bar chart and Average Annual Total Returns table for the Fund in correspondence to the Commission at least five days prior to the Registration Statement becoming effective.

Response: The Fund’s completed Calendar-Year Total Return bar chart and Average Annual Total Returns table, which will be included in the Amendment, are disclosed in Appendix B.

Statement of Additional Information (“SAI”)

Investment Restrictions

6.	The Staff notes that the Fund “will consider the concentration of its underlying funds when determining compliance with its concentration policy.” Please consider replacing the term “concentration” with “investments”.

Response: The Registrant has revised the third paragraph under the “Investment Restrictions” section of the SAI as follows:

The Fund will consider the ~~concentration~~ investments of its underlying funds when determining compliance with its concentration policy.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares of the Fund. More information about these and other discounts is available from your financial professional and in the section titled “YOUR ACCOUNT WITH THE FUND — Purchase of Shares” on page 51 of the Prospectus and in “Appendix A — Waivers and Discounts Available from Intermediaries” of the Prospectus.

		Class A		Class C		Class I
		Shares		Shares		Shares
Shareholder Fees
(fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)		4.50%		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		0.50%[1]		1.00%[1]		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.20%		1.20%		1.20%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses		0.40%		0.40%		0.39%
Shareholder servicing fee	0.09%		0.09%		0.08%
Dividends and interest expense on short sales	0.06%		0.06%		0.06%
All other expenses	0.25%		0.25%		0.25%
Acquired fund fees and expenses		0.01%		0.01%		0.01%
Total annual fund operating expenses[2]		1.86%		2.61%		1.60%

1.	For Class A shares, no sales charge applies on investments of $250,000 or more, but to the extent a finder’s fee was paid, a contingent deferred sales charge (“CDSC”) of 0.50% will be imposed on certain redemptions of such shares within 12 months of the date of purchase. Class C Shares of the Fund are subject to a CDSC of 1.00% on any shares sold within 12 months of the date of purchase.
2.	The total annual fund operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A	$630	$1,008	$1,411	$2,532
Class C	$367	$811	$1,385	$2,944
Class I	$163	$505	$871	$1,900

You would pay the following expenses on Class C Shares if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Class C	$264	$811	$1,385	$2,944

Appendix B

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Class I shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of the Bloomberg US Aggregate Bond Index and the 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index. The Bloomberg US Aggregate Bond Index has been included as the primary broad-based securities market index in order to satisfy regulatory requirements. The Fund also compares its performance with the returns of the 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index, which the Advisor believes is a better performance benchmark for comparison to the Fund’s performance in light of the Fund’s investment strategies. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Updated performance information is available at the Fund’s website, https://www.FirstTrustCapital.com, or by calling the Fund at 1-877-779-1999. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Sales loads are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.

The Fund commenced operations and acquired the assets and liabilities of the Vivaldi Orinda Macro Opportunities Fund (the “Predecessor Fund”), a series of Advisors Series Trust, on December 16, 2016. As a result of the acquisition, the Fund is the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below for periods prior to December 16, 2016 reflect the performance of the Predecessor Fund.

Calendar-Year Total Return (before taxes) for Class I Shares

For each calendar year at net asset value per share (“NAV”)

Class I Shares
Highest Calendar Quarter Return at NAV	9.23%	Quarter Ended 06/30/2020
Lowest Calendar Quarter Return at NAV	(14.53)%	Quarter Ended 03/31/2020

Average Annual Total Returns for Periods Ended December 31, 2025	One Year	Five Years	Ten Years
Class I Shares – Return Before Taxes	6.61%	4.98%	4.57%
Class I Shares – Return After Taxes on Distributions(1)	4.01%	3.26%	3.09%
Class I Shares – Return After Taxes on Distributions and Sale of Fund
Shares(1)	3.90%	3.11%	2.97%
Class A Shares – Return Before Taxes	1.57%	3.61%	3.73%
Class C Shares – Return Before Taxes(2)	4.57%	3.89%	3.48%
Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(3)	7.30%	(0.36)%	2.01%
50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(3)	12.64%	6.99%	8.50%

(1)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

(2)	Class C shares commenced operations on November 14, 2022. The performance figures for Class C shares include the performance for the Class I shares for the periods prior to the inception date of Class C shares, adjusted for the difference in Class C shares and Class I shares expenses. Class C shares impose higher expenses than Class I shares.

(3)	The 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index consists of a 50/50 blend of the S&P 500 Index and the Bloomberg US Aggregate Bond Index. The S&P 500 Index is a market-cap-weighted index that includes a representative sample of 500 of the top leading companies in leading industries of the U.S. economy and assumes any dividends are reinvested back into the index. The Bloomberg US Aggregate Bond Index is an index that measures the performance of the U.S. investment grade bond market. The index includes a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States – including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.